May 24, 2025

Jenifer Osterwalder
Chief Executive Officer & President
Spectral Capital Corporation
701 Fifth Avenue
Suite 4200
Seattle, WA 98104

        Re: Spectral Capital Corporation
            Form 8-K filed May 7, 2025
            File No. 000-50274
Dear Jenifer Osterwalder:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology